September 10, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Charli Wilson
Jan Woo
Melissa Kindelan
Kathleen Collins

Re:	Motive Technologies, Inc.
Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-292423)

Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-1 initially filed with the U.S. Securities and Exchange Commission (the “Commission”) by Motive Technologies, Inc. (the “Registrant”) on December 23, 2025 (File No. 333-292423) (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.
The Registrant has determined not to proceed with the proposed initial public offering of the securities contemplated by the Registration Statement at this time. Because the proposed offering will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.
The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant, however, requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.
Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact Michael Brown at (415) 875-2432, or in his absence, Ran Ben-Tzur at (650) 335-7613, each of whom is an attorney with the Registrant’s outside legal counsel, Fenwick & West LLP.

Sincerely, Motive Technologies, Inc.

/s/ Shoaib Makani
Shoaib Makani Chief Executive Officer and President
cc:
Chirag Shah, Chief Financial Officer
Shulamite White, Esq., Chief Legal Officer and Head of People
Motive Technologies, Inc.
Michael Brown, Esq.
Ran Ben-Tzur, Esq.
Katherine Duncan, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP